SIDLEY AUSTIN LLP ONE SOUTH DEARBORN CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON	LOS ANGELES NEW YORK SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

FOUNDED 1866

July 21, 2009

BY FEDERAL EXPRESS AND EDGAR SUBMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Attention: Ms. Song P. Brandon and Mr. Dan Duchovny

Mail Stop 3628

Re:	Exelon Corporation
Registration Statement on Form S-4 (File No. 333-155278)

Ladies and Gentlemen:

On behalf of Exelon Corporation (“Exelon”), we hereby respectfully request the withdrawal, effective as of the date hereof, of Exelon’s Registration Statement on Form S-4 (File No. 333-155278) filed with the Securities and Exchange Commission (the “Commission”) on November 12, 2008, as amended on December 23, 2008, January 23, 2009, March 9, 2009 and May 20, 2009, together with all exhibits thereto (as amended, the “Registration Statement”), pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”). This request is based on Exelon’s termination of the exchange offer (the “Offer”) for all of the issued and outstanding shares of common stock of NRG Energy, Inc. to which the Registration Statement relates because the conditions set by Exelon for the completion of the exchange offer were not satisfied. The Registration Statement was never declared effective and no securities have been sold or exchanged pursuant thereto.

In connection with the termination of the Offer and withdrawal of the Registration Statement, Exelon does not intend to seek the approval of its shareholders of the issuance of shares of Exelon common stock pursuant to the Offer and second-step merger, as described in Exelon’s preliminary proxy statement, filed with the Commission on April 17, 2009 (the “Share Issuance Preliminary Proxy Statement”). Accordingly, Exelon does not intend to amend or finalize the Share Issuance Preliminary Proxy Statement and requests that the Commission discontinue its review thereof.

In accordance with Rule 457(p) under the Securities Act, Exelon requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

U.S. Securities and Exchange Commission

July 21, 2009

Should you have any questions or require any assistance concerning this matter, please contact the undersigned at (312) 853-7783.

Sincerely,

/s/ Scott R. Williams

Scott R. Williams

cc: William Von Hoene, Executive Vice President, Finance and Legal, Exelon Corporation

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships